February 1, 2005

Mail Stop 0409

Murray Conradie
Datascension, Inc.
6330 McLeod Drive, Suite 1
Las Vegas, Nevada  89120

Re:	Datascension, Inc.
	Registration Statement on Form SB-2 Filed January 5, 2005
      Registration No. 333-121851

Dear Mr. Conradie:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. We refer to your press release dated January 5, 2005 that was filed on Form 8-K. In the press release you disclose "additional income-producing partnerships with nationally recognized corporations
[that] are due to be announced as negotiations are concluded..." We also note your disclosure that "there are many positive developments
[you] wish to discuss in greater detail than a typical press release will allow." There is no disclosure in the prospectus regarding these important business developments. Please provide appropriate disclosure or advise us why you consider these items which were disclosed in a press release not sufficiently material for the prospectus.

2. Please include the disclosure required by Item 23 of Form S-B and
Item 304 of Regulation S-B regarding your change of auditor.

3. We note that your stock may have appeared on the NASDAQ
"Threshold
Security List" and that you may be a party to a lawsuit in connection with this issue. Refer to a recent article in FinancialWire, dated
January 27, 2005, entitled, "Stockgate: OTCBB Threshold Securities Listed But Hundreds `Missing In Action.`" Please add a risk factor that describes any market risk to your stock and disclose the litigation, or advise us.

Cover Page

4. Please limit the prospectus cover to one page. Refer to Item
501
of Regulation S-B. Please consider moving your detailed discussion of the terms of the notes to the prospectus summary.

5. Please eliminate the use of defined terms on the cover and in the summary section. See our Plain English Handbook available at www.sec.gov.

Table of Contents

6. Please remove the reference to the Indemnification section of Part
II of the registration statement since it will not be included in the prospectus.

Prospectus Summary, page 1

7. We note your disclosure regarding your three business lines. However, we also note that on page 20 of the prospectus you state that you plan to sell SRC and spin-off Century International in 2004, and in your recent press release filed on January 6, 2005 on Form
8-
K, you state that your subsidiary, Datascension International, will be your "sole focus and direction." Please revise the disclosure throughout to provide an updated overview of your current operations.

8. Please provide in the summary and in the body of the prospectus a more detailed description of the terms of the notes. For example, please disclose the interest rate of the notes, the security interests of noteholders and the optional redemption provision of the notes.

9. Please supplementally provide us a copy of the escrow agreement.

10. We note your disclosure that the noteholder may allocate which equity shall be included in the 4.99% amount and which shall be allocated to the excess. Since the terms of the note appear to prevent any conversion such that a noteholder would beneficially own in excess of 4.99% of your shares, please disclose in the prospectus how a holder may become the beneficial owner of more than 4.99% of your stock and how the excess will be treated.

Risk Factors, page 9

11. Please add a risk factor, if appropriate, addressing the ability and likelihood of the selling noteholders short selling your shares and the impact this can have on your share price.

12. Please add a risk factor that discusses the historical volatility in your stock price. We note your disclosure on page 18.

Our clients may adopt technologies that decrease the demand for our services, which could reduce our revenues and seriously harm our business, page 10

13. We note your disclosure regarding your major clients who generate the substantial majority of your revenues. Please include a separate risk factor discussing your client concentration.

We serve markets that are highly competitive and we may be unable to
compete with businesses that have greater resources than we do, page
10

14. Please revise to eliminate redundancies with your competition risk factor on the prior page. Please consider combining these risk factors.

Our senior management team is important to our continued success and the loss of members of senior management could negatively affect our operations, page 12

15. We refer to your later disclosure that the shares issued on conversion of the notes may depress your stock price. Please discuss the impact of a depressed stock price on your ability to retain management.

Our ability to raise capital in the future, if and when needed, may
be limited, and could prevent us from executing our business strategy.  The  sale  of additional equity securities  would result
in   further   dilution  to  our stockholders, page 13

16. Since you will not receive proceeds from this offering, except to the extent warrants are exercised for cash, please remove the reference to net proceeds.

17. Please clarify what payments will be made to senior management and other key employees in connection with this offering.

18. Please disclose the provisions in the subscription agreement for the notes that restrict your ability to conduct a public offering of shares.

19. We note that you refer to increasing costs in the Philippines, but you do not discuss this elsewhere in the prospectus. Please revise the Business section to discuss your operations in the Philippines and identify all the countries in which you do business.

Further dilution may occur if DSEN enters into additional service contracts in the future, which requires issuance of more common stock shares, page 16

20. Please revise the header to identify all the risks discussed in the risk factor.

21. Please disclose service contracts entered into in the last 12 months in which shares were issued as consideration.

Management`s Discussion And Analysis of Financial Condition Or
Plan
Of Operation, page 20

22. Please advise us as to how you have complied with FR-60 and
FR-72
in your disclosure of critical accounting policies, or expand your disclosure as appropriate.

23. We note that you have operations in Costa Rica and the Dominican
Republic. Please revise to discuss the impact of foreign governmental regulation and foreign currency exchange on your financial condition and results of operations.

24. We note your disclosure of the plan to sell the equipment and assets of SRC International Inc. on page 20. Please advise us of your consideration of paragraph 30 of SFAS 144 in your interim financial statements.

25. Please amend your filing to clarify how your disclosure of short-term and long-term objectives regarding the expansion and growth of
Datascension International is consistent with the proposed spin off of Datascension International discussed on page 24. To the extent you plan to spin off Datascension International, revise your disclosure to include and/or clarify uncertainties related to cash flows, capital resources, capital requirements or liquidity resulting from this transaction. We refer you to FR-72.

26. We note your explanation on page 21 that a portion of 2003 general and administrative costs were related to Nutek Oil Inc. On page 25, you indicate that Nutek Oil Inc. was spun off from Datascension, Inc. during 2001. Please help us to understand the nature of and your accounting for expenses incurred two years after the spin off. Additionally, please clarify for us how you have accounted for Nutek Oil Inc. prior to the spin off and after the spin off (when it appears that you have maintained a "small investment in
Nutek"). Supplementally, provide us with your basis in GAAP for your accounting for Nutek Oil Inc. after the spin off.

	Plan of Operation, page 20

27. Please revise to clearly identify the businesses in which you are currently engaged and to provide detail on the current status of your proposed sale of the assets of SRC International and the spin-off of
Century Innovations.

28. To the extent you will no longer operate the businesses that were historically held in SRC International and Century Innovations, please discuss how this will impact your results in the future. Include in your discussion disclosure on the historical contributions of these businesses to your revenue and net income. Refer to Item 303 of Regulation S-B. Furthermore, we note that Kristi & Co and Fronteras are described in the notes to the financial statements, but are not discussed in MD&A. Please revise or advise us.

29. If material, disclose any known trends, events or uncertainties that have, or are reasonably likely to have, a material impact on your operations. Refer to Item 303 of Regulation S-B. We note that you have already spun-off Nutek Oil and that you plan to spin-off of
Datascension International, sell SRC and spin-off Century Innovations. Please discuss this trend of spin-offs and sales of subsidiaries.

30. In the discussion of your short-term objectives, please identify which businesses you intend to expand, whether you intend to acquire or develop new businesses and the geographic areas in which you intend to expand, and how you anticipate financing your acquisitions of strategic competitors.

31. Please provide additional detail on how you have significantly reduced your overhead. In particular, please identify what costs have been reduced and whether the reductions are primarily as a result of discontinuing certain businesses.

Results of Operations, page 21

32. Please describe the terms of the mutual agreement to extend the redemption date of the Series B preferred shares.

Year Ended December 31, 2003 Versus Year Ended December 31, 2002, page 21

33. We note that you attribute the increase in revenues to growth in operation, the Costa Rica acquisition, and oil production. Please revise to further specify the reasons for the increases in operation revenue and the revenues in connection with the acquisition. Please describe your oil production operations and disclose when the oil operations ended. Further, please quantify the amount of increase attributable to each source of revenue.

34. We note that you state that management has expensed all known contingencies at the end of 2003 and that there was a "dividend of Nutek oil." Please revise to describe how Nutek oil was disposed and any material contingencies or liabilities associated with its prior operations. If Nutek Oil was sold, please describe and quantify the consideration. Please also revise to address how the loss of Nutek
Oil production impacts your operations and financial condition.

	Liquidity and Capital Resources, page 22

35. Please revise to describe the contingent liabilities and notes payable to a related party.

36. We note your disclosure that you expect to be able to satisfy obligations and commitments during the next 12 months as they become payable. Please revise to provide detail on these obligations and commitments.

37. Please describe your short term and long-term sources of liquidity. For example, we refer to your disclosure on F-14. Please discuss your available lines of credit and the amounts currently outstanding. In addition, we note your general statement that you secure working capital from private placements, bank debt and loans from private investors. Please revise to specifically describe each source of liquidity.

Operating Leases, page 23

38. Please revise to include your offices abroad, including any offices in Costa Rica and the Dominican Republic.

Other Events, page 24

39. We note your disclosure regarding the spin-off of Datascension International. Please revise to provide additional detail on the current status of the proposed spin-off. Please tell us whether you intend to register the spin-off. Refer to Staff Legal Bulletin No. 4
(September 16, 1997). In this regard, please also address whether you were required to register the spin-off of any other subsidiaries, including Century. We may have further comment.

Our Business, page 25

40. Please provide disclosure regarding any major clients on which you are dependent for a substantial portion of your revenues.

41. Please provide disclosure on how each of your different business lines has contributed to your revenues and net income. Please also describe how you locate customers.

Principal Products, Services and Principal Markets, page 25

42. Please avoid the use of the term "solution" as it is jargon.
Its
use implies that a problem is being solved when in fact none has been presented. Instead of using the term solution, describe your actual services.

43. We note that your business involves telemarketing and that your on-line marketing may be considered "spam." Please revise to discuss the effect of governmental regulations on your business. Please also include appropriate risk factor disclosure.

Description of Property, page 27

44. Please disclose whether you believe your current physical properties to be suitable and adequate for your business. Refer to
Item 102 of Regulation S-B. Please also include the overseas properties in the Dominican Republic and Costa Rica.

Management, page 28

45. With a view to improved disclosure, please consider disclosing the executive officers and directors of Datascension
International,
your sole subsidiary.

46. Please disclose the years during which Mr. Griffith worked for Arthur Andersen.

Executive Compensation, page 30

47. Please supplementally advise us why you have included compensation information for Mr. Griffith but not for Mr. Harmon.

48. Please supplementally confirm that the compensation reflected in the table includes any consideration received from your subsidiaries, or revise as appropriate. Refer to Item 402(a)(1) of Regulation
S-B.

49. Please include the option grant table required by Item 402(c) of
Regulation S-B and the fiscal year-end option exercise table required by Item 402(d).

Security Ownership of Certain Beneficial Owners and Management,
page
32

50. Please update the information as of the latest practicable date.
Please also disclose in a footnote the amount of securities reflected that are subject to the exercise of options.

Certain Relationships and Related Transactions, page 32

51. Please revise to include the related party transactions described in Note 8 to the financial statements. Refer to Item 404 of Regulation S-B.

Description of Securities, page 33

52. Please disclose whether the Series B preferred dividend has been paid annually and, if not, the amount of the accrued dividend.

Recent Financing, page 34

53. Please describe the material terms of the subscription agreement, including detailed descriptions of material provisions that remain operative. For example, please include disclosure regarding the following provisions: escrow, liquidated damages for late conversion and failure to timely register shares, default, buy-in, prohibitions on additional registration statements, blackouts and right of first refusal.

54. On November 17, 2004, you issued $1,875,000 in Convertible Debentures, which can be converted into common stock at beneficial conversion prices. Please disclose as a subsequent event to your financial statements how you accounted for this issuance and the related stock purchase warrants. Reference is made to EITF 98-5.

Selling Shareholder Table, page 35

55. Please supplementally advise us why you believe you will not receive any proceeds from the exercise of the warrants.

56. Please clarify that the shares reflected in the table include those shares that may be received on exercise of the warrants.

57. Please disclose in a footnote that each selling shareholder is contractually limited to owning up to 4.99% of your shares.

Plan of Distribution, page 36

58. Please disclose the director and officer lockup provision of the subscription agreement.

59. We note that you have identified the selling shareholders as underwriters within the meaning of Section 2(a)(11) of the Securities
Act. Please disclose that their status as underwriters would make them "distribution participants" under Regulation M.

60. Please revise the first paragraph to make clear that this registration statement does not cover sales by donees, pledges, transferees or other successors-in-interest of the selling shareholders.

Legal Proceedings, page 38

61. We note that you have filed reports on Form 8-K dated October
31,
2003 and March 26, 2003, describing lawsuits against securities firms. Please revise to discuss this lawsuit, or advise us.
Refer
to Item 103 of Regulation S-B.

Financial Statements

General

62. 1Separately report information about each of your operating segments. Reference is made to paragraphs 16 through 32 of SFAS
131.

63. Disclose the pertinent details of the ten to one reverse stock split, including the date that the reverse split took place.
Apply
this comment throughout Form SB-2, as applicable, and consider disclosing as a subsequent event footnote within the notes to the financial statements.

Balance Sheets, page F2

64. What is your basis in GAAP for presenting your noncontrolling interest in Nutek Oil, Inc. within Stockholders` Equity? Advise us or revise accordingly.

Statements of Operations, page F5

65. Tell us your basis in GAAP for classifying contingency accruals and your lawsuit liability below loss from operations. As these items do not meet the criteria for extraordinary under APB 30, advise us how you determined charges that arose in the ordinary course of business are non-operating or revise to reclassify these amounts within operating income accordingly.

66. Advise us how your presentation of net income before and after contingencies, a non-GAAP measure, complies with the guidance in Item
10(h) of Regulation S-B, which prohibits the presentation of non-
GAAP
measures on the face of your financial statements.   Please revise
to
disclose net income as determined under generally accepted accounting principles.

67. In the interest of transparency, consider disclosing revenues generated from the sale of product separately from service revenues.
Similarly, your cost of goods sold should be shown on a disaggregated basis. Reference is made to SAB Topic 13B.

68. Please advise us of the general events and disclose in the notes to the financial statements how you accounted for forgiveness of debt during the years ended December 31, 2003 and 2002. To the extent the forgiveness of debt was from a related party, tell us your basis in
GAAP for recognizing a gain rather than accounting for the forgiveness as a capital transaction. Reference is made to paragraph
20 of APB 26. In addition, supplementally advise us why forgiveness of debt in the statement of operations does not reconcile to the adjustment for forgiveness of debt in the statement of cash flows.

Consolidation Policy, page F10

69. We note your consolidation policy. Please revise as appropriate to clarify the principles you follow in determining the inclusion or exclusion of entities in the consolidated financial statements. How is control determined and what consideration is given to your voting interests? In addition, expand your policy to address your accounting for subsidiaries that have been spun off. Clearly disclose what entities are consolidated for each period covered in your financial statements and why.

Revenue Recognition, page F10

70. Expand your revenue recognition disclosure to describe your policies for recognizing service revenue generated by your Datascension line of business.

Intangible Assets, page F11

71. Clarify how your accounting policy for intangible assets complies with SFAS 142 given you have not recorded amortization expense for the past two years. In this regard, your assets with finite lives (i.e. your intangibles other than goodwill), should be amortized over the best estimate of its useful life. Supplementally advise us how you have complied with this policy for finite lived assets or revise accordingly record the appropriate amount of expense. Further, with regards to your evaluation of the impairment of these assets, how have you addressed potential impairment for assets related to business units that are no longer operating? For example, help us to understand how you reached a conclusion as it relates to customer lists given Kristi & Co. is no longer in business.

Note 8 - Related Party Transactions, page F16

72. Clarify the nature of the notes receivable from related parties.
To the extent these are receivables arising from transactions involving your common stock, these amounts should be presented as deductions from stockholder`s equity. Please advise or revise accordingly. Refer to SAB Topics 4:E and 4:G.

2002 Adjusted Information, page F17

73. We note that you identified an understatement error in the calculation of allowance for doubtful accounts in the amount of $273,554. Please supplementally provide us with any pertinent background information regarding this error and the timing of when it was discovered. How have you complied with the disclosure requirements under APB 20 for reporting a correction of an error? If the error was discovered in fiscal 2003, why is it not recorded as a prior period adjustment in the most recent fiscal year? Additionally, please revise your significant accounting policy for accounts receivable to address your policies for calculating allowances for doubtful accounts.

Interim Financial Statements, pages between F17 and 40

74. Please apply all comments provided below on the audited financial statements to the unaudited interim financial statements, as applicable.

75. Please advise or revise to include an affirmative statement regarding the adjustments to the interim financial statements pursuant to Instruction 2 to the Instructions to Item 310(b) of Regulation S-B.

76. Disclose the unaudited status of the financial information or advise us.

77. Advise us and clarify in your footnotes as appropriate the nature and terms of the $1.1 million note receivable recorded in long-term assets.

78. We note that you are proposing to sell the assets of SRC
International and considering a spin-off of Datascension
International. To the extent the disposition of a significant portion of your business is probable, you should advise us why you have not included pro forma data pursuant to Item 310(b) of Regulation S-B.

Part II

Item 26.  Recent Sales of Unregistered Securities

79. Please revise to include all the information required by Item
701
of Regulation S-B. In particular, please clearly state the exemption relied upon and the facts relied upon for each of the claimed exemptions. Please also disclose the date of each issuance.

Exhibits

80. Please revise to file a list of your subsidiaries. Refer to Item
601(b)(21) of Regulation S-B.

81. Please revise the date of the Form 8-K referenced in footnote
6.
The filing was made on November 23, 2004.

Undertakings

82. Please revise undertaking (a)(1)(ii) to comply with Item 512 of
Regulation S-B.

Signatures

83. Please include the signatures of a majority of your board of directors. In addition, please confirm in the signature blocks that the registration statement is signed by your principal executive officer, principal financial officer and principal accounting officer or controller.

*  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron at (202) 824-5347 or Donna DiSilvio, Branch Chief, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan, Attorney-Advisor, at (202) 824-
5445
or the undersigned at (202) 942-2987 with any other questions.

Sincerely,



Peggy Kim
Senior Counsel


cc:	Owen Naccarato, Esq. (via facsimile)


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Datascension, Inc.
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